

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Jason Kelly, Ph.D.
Chief Executive Officer
Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue
8th Floor
Boston, MA 02210

> **Re: Ginkgo Bioworks Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2022**
> **File No. 333-267315**

Dear Dr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed September 7, 2022

General

1. Please revise to include financial statements of Zymergen Inc. pursuant to Item 11(e) of Form S-1 or tell us why you believe inclusion of such financial statements is not required. Additionally, disclose in the summary a more fulsome description of the proposed merger, including the approximate percentage of issued and outstanding shares of Zymergen held by shareholders who have entered into voting agreements to vote in favor of the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marko S. Zatylny, Esq.